EXHIBIT 99.1

FOR IMMEDIATE RELEASE

APCU/Center Parc Credit Union Announces Definitive Agreement to Acquire Affinity Bank

Atlanta (May 30, 2024) – Atlanta Postal Credit Union (APCU), Georgia’s oldest credit union and the largest postal credit union in the United States, along with its community-based subsidiary, Center Parc Credit Union, and Affinity Bancshares, Inc (“Affinity”) (NASDAQ: AFBI) announced today that APCU has entered into a definitive agreement pursuant to which the credit union will acquire Covington, Georgia-based Affinity Bank, National Association, a wholly-owned subsidiary of Affinity. The transaction is structured as a purchase and assumption agreement whereby APCU will acquire Affinity Bank by purchasing substantially all assets and assuming substantially all liabilities of Affinity Bank in an all-cash transaction.

The agreement was unanimously approved by the Boards of Directors of APCU/Center Parc and Affinity. The transaction is expected to close during the fourth quarter of 2024 or the first quarter of 2025, subject to receiving all regulatory approvals, approval by Affinity shareholders and other customary closing conditions.  Following the closing of the transaction, Affinity and Affinity Bank will liquidate, dissolve and distribute their remaining assets to Affinity shareholders. Under the terms of the purchase and assumption agreement, APCU will pay Affinity Bank an aggregate amount estimated to provide Affinity with sufficient cash to have  $22.50 per share in cash available for distribution to its shareholders, subject to potential increase for levels of tax payments.

The acquisition will allow APCU/Center Parc to expand their reach throughout Atlanta and surrounding communities, as well as increase their market base and expertise. Affinity Bank customers will become members of APCU/Center Parc, gaining access to a full range of membership benefits offered by the credit union such as digital banking, checking, savings, various consumer loans, residential mortgages and more.

“For nearly 100 years, Affinity Bank has successfully served both small businesses and individuals throughout Atlanta and the entire region,” Blake Graham, APCU/Center Parc President & CEO said. “Through this agreement, we look forward to welcoming Affinity Bank’s customers as new members and exceeding their expectations in every way as we work to help them financially flourish. We are also excited to enter into this agreement as a way to drive our member-centric growth strategy forward.”

Edward J. Cooney, President and Chief Executive Officer of Affinity commented, “During our proud  history, Affinity Bank has been committed to serving our clients and local communities. Through a consistent level of superior quality service, our dedicated staff has grown a loyal commercial and retail customer base. We are very excited about joining the APCU/Center Parc team. APCU/Center Parc share our core values, and have demonstrated a similar commitment to their members, employees and the communities they serve.”

Once the acquisition is complete, APCU/Center Parc will continue to operate Affinity Bank’s locations in Newton County and Northwest Atlanta.

Hovde Group, LLC acted as financial advisor to APCU/Center Parc and Honigman, LLP served as its legal counsel.  Performance Trust Capital Partners, LLC served as financial advisor and provided a fairness opinion to Affinity and Luse Gorman, PC served as legal counsel to Affinity in the transaction.

About APCU/Center Parc
At APCU/Center Parc, providing our members first-class service has always been our priority. We're a member-owned, not-for-profit financial cooperative committed to helping hardworking people save money and prosper. For almost 100 years, we've stayed true to these beliefs. As Georgia's oldest credit union, we're proud of our tradition of service. Over the years, APCU/ Center Parc assets have grown from an initial investment of $2,505 to nearly $2.5 billion. Today, we're one of the largest credit unions in the country. We're proud to serve more than 105,000 members nationwide with a full complement of financial products and services designed to save them money. For more information, visit www.apcu.com.

About Affinity Bank

Affinity Bancshares, Inc. is a Maryland corporation, based in Covington, Georgia, with approximately $870 million in assets. Its bank subsidiary, Affinity Bank, was founded in 1928 and is a leader in the business community specializing in developing industry specific solutions to support niche / select businesses, such as: commercial real estate, construction, dental and medical practices, and indirect auto lending.  Affinity Bank serves its customers with three branches – two in the city of Covington and one located on Galleria Parkway in Atlanta. Additionally, it operates a loan production office in Alpharetta. For more information, please visit www.myaffinitybank.com and www.newtonfederal.com.

Additional Information About the Transaction

In connection with the proposed transaction, Affinity will distribute a proxy statement to its shareholders in connection with a special meeting of shareholders to be called and held for the purposes of voting on the approval of the transaction and related matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS REGARDING THE PROPOSED TRANSACTION, AFFINITY’S SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ITS EXHIBITS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AFFINITY AND THE PROPOSED TRANSACTION.

Copies of the proxy statement will be mailed to all shareholders prior to the special meeting. Affinity shareholders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about Affinity, at the Securities and Exchange Commission’s Internet site (www.sec.gov). Affinity shareholders will also be able to obtain these documents, free of charge, from Affinity at https://affinitybankshares.q4ir.com/CorporateProfile/default.aspx.

Affinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Affinity in connection with the special meeting of shareholders. Information about the directors and executive officers of Affinity appears in its proxy statement dated April 12, 2024, for Affinity’s 2024 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proxy solicitation may be obtained by reading the proxy statement for the special meeting of shareholders when it becomes available.

Forward-Looking Statements

This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date made. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the definitive agreement in a timely manner or at all; (2) failure of the shareholders of Affinity to approve the agreement; (3) failure to obtain governmental approvals; (4) changes in estimates with respect to the amount of cash to be received by Affinity Bank and/or to be utilized by Affinity Bank and Affinity following the completion of the proposed transaction, and the resulting amount available for distribution to Affinity shareholders, either in the aggregate or on a per-share basis; (5) disruptions to the parties’ businesses as a result of the announcement and pendency of the transaction; (6) changes in general business, industry or economic conditions or competition; (7) changes in any applicable law, rule, regulation, policy, guideline or practice governing or affecting credit unions, financial holding companies and their subsidiaries or with respect to tax or accounting principles or otherwise; (8) adverse changes or conditions in the capital and financial markets; (9) changes in interest rates or credit availability; (10) the adequacy of loan loss reserves and changes in loan default and charge-off rates; (11) increased competition and its effect on pricing, spending, third-party relationships and revenues; (12) unanticipated regulatory or judicial proceedings and liabilities and other costs; (13) changes in the cost of funds, demand for loan products or demand for financial services; and (14) other economic, competitive, governmental or technological factors affecting operations, markets, products, services and prices.

The foregoing list should not be construed as exhaustive, and APCU, Center Parc and Affinity undertake no obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Contacts:

APCU/Center Parc
Merideth Miller
M2 The Agency
(281)882-3045
pr@m2theagency.com

Affinity Bancshares and Affinity Bank
Edward J. Cooney
Chief Executive Officer
(678)742-9990